Exhibit 99.A

July 21, 2014

Ms. Maureen O’Hara
Chairman
Investment Technology Group, Inc.
One Liberty Plaza
165 Broadway
New York, NY  10006

Dear Ms. O’Hara,

Philadelphia Financial Management of San Francisco, LLC and certain of its affiliates (collectively “we”) beneficially own approximately 6.26% of the outstanding common shares of Investment Technology Group, Inc. (“ITG”).

We appreciate the time you have spent with us discussing ITG’s strategy and disappointing results. However, at this time we believe ITG’s board of directors (the “Board”) needs to be more proactive and make dramatic changes by either making a change to management and/or place ITG up for sale.

Under current management, ITG’s results and stock performance have dramatically lagged every publicly traded peer that we believe is relevant. Since October 4, 2006, the first day under current management, ITG shares are down 63%, the worst performance of the 15 companies we track globally that we consider publicly traded peers. Not only is ITG’s performance the worst of this 15 company composite, but only one other company generated a negative return during this time (NYSE Euronext, Inc. which ultimately did right for shareholders and sold the company to Intercontinental Exchange, Inc.).

Additionally, under current management, ITG’s operating performance, as measured by Earnings Per Share (EPS) has notched a peer group low performance as well. Of the 15 public companies we track globally that we consider comparable to ITG, no other company has lower EPS today than experienced in 2006. Median EPS growth for the group is approximately 150% from 2006 to 2014 estimates, while ITG’s EPS have declined by 40%!

ITG should embark on a new strategy and seek new management to execute that strategy or, if the Board does not feel a new strategy is enough to correct the lagging performance, then the Board should place ITG up for sale. Based upon recent merger and acquisition activity in the brokerage technology industry, we believe ITG common shares could be in excess of $50. Based upon our conversations with industry contacts, we believe ITG has been approached by potential acquirers in the past expressing an interest to buy ITG. The Board should be hard pressed to explain to public shareholders why it will not consider a deal at such a significant premium to the current share price.
Unfortunately, the Board has not been responsive to investor frustrations in the past. In early 2011, we wrote the Board frustrated with ITG’s execution of a failing strategy. At that time, we suggested that ITG should consider one or more of the following: a) diversify its trading technology into non-equity asset classes, b) merge with a peer in order to gain scale in the price competitive equity trading business, c) increase investment in new products and innovation rather than investing in more traditional equity trading lines such as research, and d) move to a subscription based price model. Mr. Dodds and I discussed these strategy suggestions on the phone shortly after, but now, more than three years later, ITG has not executed on any of these suggestions while shares continued to lag.

In 2007, D.E. Shaw approached the Board suggesting that ITG consider a sale. Their letter quantified the significant cost savings and capital relief that could be realized in a merger.  Despite the significant pro forma synergies, ITG did not pursue a sale which is unfortunate considering shares at that time were trading at more than a 140% premium to today’s price and would have likely fetched more in a sale process. As a takeout target today, and using D.E. Shaw’s $75 million estimate of cost synergies, ITG shares are trading at a lowly 2.1x Enterprise Value to Adjusted EBITDA. We do applaud the Board for taking D.E. Shaw’s suggestion of using modest leverage to achieve an aggressive share buyback plan.

The Board’s inaction, management’s lack of execution and the failed strategy of moving ITG from an electronic brokerage business to a low multiple full service firm has made investors lose confidence. As a multiple of revenue, adjusted EBITDA, and price to earnings, ITG is the lowest valued of its public peers and trades at less than half the average multiples of the group.

While we appreciate both you and Mr. Gasser for meeting with us in person and on the phone, we are disappointed that the remaining members of the Board have refused our efforts to engage in a discussion to understand our frustration. Therefore, in order for the other Board members to understand our thinking, we have attached a presentation outlining what we believe have been the short comings under current management and our suggestions on how to move ITG forward.

Sincerely,

Justin Hughes, CFA
Partner
Philadelphia Financial Management of San Francisco, LLC

450 Sansome St, #1500	|	San Francisco, CA 94111	|	(415) 352 4460